Exhibit 99.1

Focus Media to Announce Fourth Quarter and Full Year 2008 Financial Results on March 23, 2009

Shanghai, China, March 12, 2009 – Focus Media Holding Limited (Nasdaq: FMCN), China’s leading multi-platform digital media company, announced today that it will report its financial results for the fourth quarter and full year ended December 31, 2008 on March 23, 2009 (U.S. Eastern Time) after market close.

In addition, Focus Media also announced that, since Jason Jiang’s resumption of his position as chief executive officer of the Company on January 26, Mr. Jiang has taken charge of daily operations of the Framedia division and taken measures to restructure the management team and company structure of the frame advertising division in order to adapt to ongoing changes in the current market.

The Company will host a conference call to discuss the fourth quarter and full year 2008 results at 9:00 p.m. U.S. Eastern Time on March 23, 2009 (6:00 p.m. U.S. Pacific Time on March 23, 2009 and 9:00 a.m. Beijing/Hong Kong Time on March 24, 2009). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number+1.866.713.8310, Hong Kong dial-in number +852.3002.1672, International dial-in number +1.617.597.5308; Pass code: 21201367

A replay of the call will be available from March 23, 2009 11:00 PM until March 20, 2009 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number+1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 14560416. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of September 30, 2008, Focus Media’s digital out-of-home advertising network had approximately 120,000 LCD display and digital frames in its commercial location network, approximately 56,000 LCD displays in its in-store network and approximately 300,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 250 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 32124661 (x 6607)
Email: ir@focusmedia.cn